Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the eleven-month period ended November 30, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the eleven-month period ended November 30, 2020 and 2019 has been published on our website in accordance with Circular N°18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Nov'20	Nov'19
Total loans			23,257,045	23,564,110
Total assets			35,932,865	36,042,946

Deposits and other demand liabilities			5,906,075	5,002,459
Time deposits and other time liabilities			11,769,417	11,878,941
Interbank borrowings			4,063,160	2,812,579
Debt instruments issued			6,209,255	6,404,288

Equity			2,432,906	3,702,102
Total equity attributable to equity holders of the bank			2,358,248	3,456,136
Non-controlling interest			74,658	245,966

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of Financial Hedges[1] and Impairment adjustment[2]

In Ch$ million	11M'20	11M'19	11M'20	11M'19
Net operating profit before provision for loan losses	1,058,370	1,187,113	1,040,661	1,094,413
Provisions for loan losses[3]	(516,346)	(306,369)	(512,052)	(281,738)
Total operating expenses	(1,532,312)	(672,514)	(723,465)	(672,514)
Operating income (loss)	(990,288)	208,230	(194,856)	140,161
Income from investments in companies	776	6,889	776	6,889
Operating income before income taxes	(989,512)	215,119	(194,080)	147,050
Income taxes	90,145	(91,337)	69,014	(23,268)
Consolidated income for the period	(899,367)	123,782	(125,066)	123,782

Net income attributable to holders of the Bank	(885,786)	118,571	(121,762)	118,571
Non-controlling interest	(13,581)	5,211	(3,304)	5,211

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted.

3 - Includes Ch$148.1 billion of additional provisions established during the 11M period ended November 30, 2020 (Ch$6 billion during the 11M period ended November 30, 2019).
This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.
Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer